UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

4 September 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

5 September, 2008

MEDIA RELEASE

Dividend re-investment plan and buyback not to proceed

Telecom New Zealand announced today that its dividend reinvestment plan, and the associated on-market share buyback of its ordinary shares, will not proceed this quarter in respect of the dividend payable on Friday, 12 September 2008.

Shareholders who have elected to participate in the dividend reinvestment plan will receive a cash dividend at the same time as dividends are paid to shareholders who do not participate in the dividend reinvestment plan, ensuring that all shareholders are in an equitable position.

This decision is related to Telecom’s announcement at its annual results on 8
August 2008 that it is evaluating the opportunity to accelerate the delivery of national WCDMA broadband mobile coverage at 850mhz (W850). This is a strategically important and material decision.

For this reason, Telecom considers it is not prudent to proceed with the issue of shares under its dividend reinvestment plan for the upcoming quarterly dividend, or undertake the associated on-market share buyback of Telecom ordinary shares.

Telecom considers this approach to be in line with best practice corporate governance.

Telecom will update the market of any material developments in connection with any formal proposal on W850 at the time a decision is made.

ENDS

Contact:

Mark Watts
Head of external media
Telecom New Zealand
Telephone 0272 504 018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 5 September 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary